Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

April 15, 2015

1:30 pm CT

Coordinator:	Welcome and thank you for standing by. At this time all participants are in a listen-only mode. During the question-and-answer session please press Star and “1” on your touchtone phone.

Today’s conference is being recorded. If you have any objections you may disconnect at this time. I will turn the meeting over to Mr. Michel Combes. Thank you, you may go ahead.

Michel Combes:	Good morning. Good afternoon to all of you. First of all of course I would like to thank all of you for attending this call on such short notice. This call is meant to share with all of you the meaning of the important announcement that we just made literally a few minutes ago.

This call is obviously a (nice) way to answer all your questions. And a lot of information will only be available later. We’ll make sure we address to you on this topic on a regular basis. And of course there will be plenty of opportunities to add interactions. I will come on many sites all around the group just to make sure that we are all aligned on what we intending to do.

That being said, what did we announce today? Today’s a very important day. I was saying to the media that it was kind of historical day for our industry. Well let’s say Nokia and Alcatel-Lucent announced their intention to combine their assets to create a global leader in broadband, IP networking, Cloud technology and services.

The two companies will indicate, have indicate, sorry, that they have entered into a memo of understanding under which Nokia will make an offer for all of the securities issued by Alcatel-Lucent through a public exchange offer in France and in the United States.

That will give birth to the biggest tech company in Europe and probably (really) in the world in terms of network capabilities. More than 40,000 R&D employees, more than 4.7 billion euros are spent in R&D so that’s really a strong and material move for the industry.

This transaction is a natural outcome of what we have delivered all together in the past two years and came at the success of let’s say all what we have delivered all together.

When we started this (clonaid) two years ago our company was in a very difficult situation. I said at that time that we were nearly bankrupt and so we came with a Shift Plan which was our way forward to revitalize the company. We followed a three-step process which was very straightforward.

First step was about avoiding bankruptcy. So that was what we achieved all together in 2013 when we were able as soon as 2013 to regenerate positive operating profit and in 2014 when we were able to generate for the first time ever in these companies since the merging between Alcatel and Lucent a positive free cash flow before restructuring. So we can say that the first step was successfully achieved nearly at the end of 2013.

Then we entered into second step of the journey which was about setting up a new strategy for the group and implementing this strategy as quickly as possible. Member strategy was crystal clear, refocusing the group on what matters for the transition to 5G which is of course LTE run which is a (trah broadbrand is) access which is core network IP and transport and which is Cloud for let’s say all that is related to functions, network function and applications.

In order to let’s say implement this strategy we unlock a new innovation capabilities, we unlock real transformation of our company and we unlock growth by addressing new market segment in order to get the ability to grow our revenue moving forward.

Again this second step has been proven successful when in 2014 we (grabbed) some new customers, we clearly regained leadership in the industry starting to reshape once again the industry which had not been the case for quite a while. And when let’s say, of course let’s say we were able to unlock revenue growth in 2014.

Then comes the third step which is the true best step. We all know that despite all what we have achieved, facing this fantastic acceleration of our industry and facing strong giants like the (where were this world), Cisco this world. We were lacking scale, scope and resources; and that’s where comes this combination with Nokia.

Nokia is extremely complimentary to Alcatel-Lucent, doubling let’s say their expertise in Wallets which is very, very strong and combined with the expertise of Alcatel-Lucent will create a number one in the world in LTE. They bring as well their solid balance sheet with a strong cash on the balance sheet which will give—on one side which will de-risk the company as a whole. We all know that it gets from time to time a bit difficult; which will give us the financial resources to cope with our customer’s expectations.

But which will also give us the financial resources which are needed in order to maybe do some additional MNA when let’s say it will be required.

So I guess that this combination is the perfect match or feat is when two companies to fulfil the broader strategy which is to become number one in the world in network technology. So that’s why as you see I am passionate, I am excited, I am clear that let’s say it’s the right deal to do.

Then of course you might have a view okay, sign, but well we have already seen the movie, we have already seen the film in the past few years when this type of combination which we are shown to be let’s say on paper which was shown to be successful and which unfortunately not always delivered on the promises. I remember it was also a little bit the same feeling when I came with a Shift and some of you were telling me you know what, we have already had so much restructuring plans why this one would work?

At that time I explain to you why I thought that the Shift was going to work and when we look two years later I was right and we were right on attempt to make it all together.

So I can tell you with the same certainty that this combination will work as well because we have taken the right measures. First of course the industry is there, the timing is now. Because 5G is just starting, the best on 5G are going to be there now and so it’s better to be stronger when a new technologies arriving rather than waiting too long and maybe let’s say coping with this transition too late as we have done in the past.

Second, the two companies are now in a position to do this combination. Two years ago neither Nokia nor Alcatel-Lucent were ready. Today Nokia earned Alcatel-Lucent already. We both went through our own restructuring, we both went to our work on reformatting and so I guess that today we have two healthy companies winning in their respective market, well known by the customers. So we have the capability together to combine.

Third, the way we have organized our self means that in terms of overlaps which looks more manageable - of course we’ll have some overlaps in between our Wallets business line and the Wallet business of Nokia but for the rest it will be of course much easier as it’s mainly businesses which are only present in the portfolio of Alcatel-Lucent.

Fourth and I guess it important as well the governance. This type of let’s say merge or combination usually in the past have failed because the governance wasn’t key or because there was some politics in between let’s say the different companies in terms of who was going to be the chairman, who was going to be the CEO and so some type of this alignment.

From day one I have clearly stated that as it is a combination with a clear bigger player which is Nokia, we’re two, two from the combination but one is bigger than the other it was obvious to me that the chairman and CEO should come from Nokia in order to have no real issue in between those (unintelligible) and to have a real one management team. And which will bring onboard people from both companies; whether coming from Nokia and/or coming from Alcatel-Lucent who are the best management team for the group.

So as you can see I guess all the conditions are there in order to make this combination successful and with that we are going to reach the right financial strength, the right scale, the right scope. Just to let’s say if I pause one minute on that - just think that we will be as I have already said with strong positions in all our technology; we’ll have more than 110,000 employees, more than 400 R&D professions, more than 40,000 service employees.

We will of course work with all the customers all around the world. We bring our diversification to the new customers. So that’s really something which is going to be extremely strong.

So what does it mean practically? I get that and I expect this combination to be a win-win combination for the different stakeholders. First for you, for all of us, I mean for all of us who are, which are or who are employees of the company. This deal provide long-term stability and growth. And we all know despite all what you have done, what we were lacking or what we are lacking is stability.

And we have conducted a tremendous turn-around in the past two years, but it’s clear that we still had some weaknesses and so with this deal we become bigger. With this deal we get the strength, we get the financial strength which gives a long-term future for all of us. It will give us a solid base to grow in new sectors and to tackle new possibilities.

So I see this new combination as real winning and dynamic platform to grow the business. Second of course it’s for our customers. For customers I think that they will have strong (power) house in front of them with all the technologies together which is particularly important. They were asking for it. A true competitor to the big Chinese or to the big Americans; which will drive excellence, which will drive the right technology skills and capabilities; which will drive the right reach to the customers.

So I think and from the discussion that I have had with some customers it’s clear for me that let’s say it will be positively received. So then let’s say from a governance point of you I have already mentioned what it meant, so very clear as well.

And last but not least for our shareholders we’ll see how they will react. I expect positive reaction. I guess that it’s a good transaction for them as well; which is important because you remember when we started this journey we were lacking shareholders. So we need strong shareholders in order to continue to support the company in the long run.

So that’s what I wanted mainly to let’s say share with you. In terms of next steps, transaction is expected to close in the first half of 2016. Closing of this deal is subject to several legal approvals as well as to all the official (unintelligible) prior approvals and consultations with (work and sales).

Very important until the deal is closed the two companies will continue to operate separately. We will send you clear instructions on the dos and don’ts to be observed during this transition phase. In this transition period we’ll have to manage two parallel streams; one which is let’s say to prepare the integration and we’ll set up an integration team in order to be ready to execute the combination as soon as the merge will be concluded.

And second of course a second working stream would be to deliver, continuing delivering our business in 2015 to fulfil our Shift commitments. As I remind all of you that if we are able to be part of the story today it’s because we have delivered Shift and so we cannot fail on doing Shift let’s say this year.

So that’s what I wanted to share with you. Maybe there is a bit of time for one or two questions. I can imagine that for you to more (unintelligible) taking this from the information today. And let’s say we’ll have time to come back to questions. So I just opened the floor for one or two questions if there are. If not I will make a word of conclusion.

(Nicole):	Thank you Michel.

Coordinator:	If you would like to ask a question please press Star and “1” on your touchtone phone. Be sure to unmute your phone and record your name clearly. Again Star and “1” with any questions. One moment while we wait for the first one.

(Nicole):	Okay I’m going to take one question we received by email. In the last month there was an intention to go to an IPO process (unintelligible) the customer (net worth). In the new today’s context, is that IPO still an option being worked or clearly postponed to a later stage after the completion of the Nokia, Alcatel-Lucent preparation?

Michel Combes:	It’s an interesting question because let’s say I know that and there are probably some colleagues from ASN who are on the call. So as you know a few months ago I announced that the let’s say we would IPO ASN because I truly believe that ASN is a tremendous asset with tremendous opportunities to grow which needs to have its own independence in order to be able to do so and to cease the right opportunities. And so I had announced an IPO for ASN.

In the context of this deal so I reiterate that NSN will fly on its own meaning that will not be part of the new group. As the same rational applied to ASN as it was applying before. And so the idea will be to move or to proceed with what I had already announced. Whether it would take the full of an IPO or a share distribution to the increasing shoulders of Alcatel-Lucent and/or (tread sale). So the model ITs are still be defined.

And of course I will discuss with the management and whether the colleagues of ASN to figure out what’s the best way to achieve dream of making of ASN a real strong, independent company, world-wide leader in their field; which is optical submarine cables.

(Nicole):	Thank you, Michel. Operator do we have question on line please?

Coordinator:	No questions holding at this time. Again if you have a question please press Star and “1” and record your name.

(Nicole):	Okay so we’re going to take another question by email. I am an employee in China. Alcatel-Lucent in Shanghai there .As we know ASV is with a complex equity structure and Alcatel-Lucent only control 50% of ASV. So we wonder whether ASV will also be sold to Nokia or do management have other options, i.e. sell part of or whole ASV to other party? Chinese government owns entity.

Michel Combes:	So thanks. Important question for China as well. I will take that as a last question and then I will have a little more (interrogative) process in the next coming weeks.

So on China I guess that what will applies is exactly what will apply everywhere. I mean that ASV will be owned for a 50 plus 1% by the new Nokia instead of being owned by Alcatel-Lucent. So just a change of ownership if I can say so. Nokia will obtain two assets in China; one ASV and the other which is their existing business, currently owned by Nokia. And it’s clear that the intent is to combine those both assets in order to create a strong company in China which will be an undisputable number three in the marketplace. And the first non-Chinese player in the marketplace.

I guess again we’re strong strength on both sides and so that will be a terrific combination. Then the way this will be combined has still to be discussed. Of course with the other shoulder of a big (machine) and we’ll go and visit China very soon with Rajeev in order to start the discussions and the process.

So that’s probably conclude our call today. Again I was very keen and eager to share with you this information which is one of the most impactful events in our industry since the last few years. I really see that as a fantastic opportunity for Alcatel-Lucent.

We have achieved a tremendous journey in the past two years when I joined company was probably a little bit under stress. I think that’s altogether we’ve been able to re-energize the company to rebuild proudness within our company, that’s what I sense (everywhere) I go to rebuild leadership in this industry.

And so that’s now time to liberate all those passion, energy, capabilities to go one step further in creating this let’s say world leader. I understand that let’s say this announcement may come with some uncertainty. That is very understandable. I have, as you can hear, no doubt about the opportunity this (concession) will create. We’re so great asset in Alcatel-Lucent that we cannot sell is of course we will have to make sure that there is a proper answer for any single case because in any move of that kind what is important is what does it mean for me, for each employee.

And so that what (Nicole) will let’s say focus on in the next coming days, weeks and quarters. And I’m going to let (Nicole) finish with a few additional words that she would like to convey to you and give a look at some highlights on the next steps.

So thank you and I leave the floor to (Nicole). Thanks.

(Nicole):	Thank you very much Michel. So maybe just very briefly to go over with you what you may expect in the coming days and weeks in terms of communication.

So first of all the top 200 leaders of the company have been briefed. They were asked within the next 48 hours to connect with all of their teams so they can add their own color, their own observations to this deal and to your questions. So this should happen between now and the end of this week.

We have obviously Ex Com members today that are in their respective locations so we have asked them to be very visible in whatever location they happen to be today. So for those of us in Boulogne at headquarters we will have a session with the employees in headquarters. Federico Guillen is in Antwerp tomorrow. He will have an (all hand).

David Geary in Naperville and so on and so forth. So this is just to take advantage of wherever the Ex Com members are so that they can connect with all of you.

Monday, April 28, Michel will hold a live Webcast. So we are asking all the country’s senior officers and our site-leaders around the globe to gather employees in common areas where it makes sense so you can then have an opportunity to have a live dialogue with Michel. You will by then have had an opportunity to read the material, digest it, talk among yourselves and then we have a further dialogue with Michel.

So this is scheduled for Monday, the 28th. Then in the coming weeks each of the Ex Com members will be doing a global roadshow so we will be visiting most of the major sites of Alcatel-Lucent. I don’t want to say all because it may be a little bit challenging. But between the Ex Com and the top 200 leaders we want to make sure that we be present in as many sites as possible.

So we have again a further dialogue with you because then every day as we start the integration process we will have access to more information and we want you to be the first ones to hear and be very transparent about the step ahead.

So on this I thank you for having attended this call. Do not hesitate to bring up your questions to your leaders or through whatever means that you have and we will do our best to answer them as quickly as possible.

So have a good rest of the day and we will be in touch later. Thanks a lot.

Coordinator:	Thank you. That concludes today’s conference. You may disconnect at this time. Thank you.

END

ALCATEL-LUCENT

Moderator: Michael Combes

April 15, 2015

1:14 pm CT

Coordinator:	Welcome and thank you all for standing by. At this time, all participants are in a listen only mode. At the end of the presentation we will conduct the question and answer session. To ask a question, you may press star and then one. This call is being recorded. If you have any objections you may disconnect at this point. Now, I will turn the meeting over to your host, Mr. Michael Combes. Sir, you may begin.

Michael Combes:	Good morning, good afternoon to all of you. First of all, I would like to thank all of you for attending this call on such short notice. As usual, this call is to share with you the meaning of the important announcements that we done and in some years that we’ve made a tremendously important announcement today, so I thought it was appropriate to have this call tonight.

This call is unlikely to answer all the questions that you might have and a lot of information will only be available later. We will make sure we address to you in this topic on a regular basis. And sorry also a bit for my voice, but in the past 36 hours I guess I probably been on call nearly every single hour, so I start to lose a bit of voice, despite the tea and the toddy that my assistant is giving to me every two hours.

That’s being said, what did we announce today? I guess that today is a very, very important day for our company and for our industry. Alcatel-Lucent and Nokia announced their intention to combine their assets to create a global leader in broadband, in IP networking, in (unintelligible) technology, and in services. The two companies have indicated that they have entered into memorandum of understanding under which Nokia will make an offer for all of the securities issued for Alcatel-Lucent through a public exchange offer in France and in the United States.

So of course, when I say historic day - because this announcement means the creation of the biggest technology company in Europe and one of the biggest technology company in the world. So I guess that obviously that will change the shape of the industry in which we are all in.

First question is why do I believe that this is the right transaction and the right moment to do this transaction? We all remember that two years ago when I joined the company we were in a very difficult situation from a strategic, from an operational, and from a financial point of view.

That triggered the (unintelligible) plan that we all embarked on together. This plan was to be delivered in three steps. First step was about avoiding bankruptcy for our company. And that’s what we have been focused on in 2013, restructuring the company, refinancing the company, refocusing the company just to make sure that we would avoid the bankruptcy which might have secured (unintelligible).

Good news - sorry, there is music. Good news is that 2013 has proven to be a successful year for us, thanks to the hard work that we all delivered and in 2013 we were able to renew with a positive profitability as well as we were able to refinance our balance sheet by the end of 2013. And on top of that, that has driven our ability to generate free cash flow positive before restructuring in 2014. So clear that we can be proud of what we have achieved in 2013, which gives us the stability and the platform in order to continue.

In 2014 we entered in the second step of our plan, which was about redefining the strategy of the company and reignited - igniting the company in terms of innovation, in terms of transformation, and in terms of growth. Again, I guess that this second phase has been delivered in a successful manner.

The repositioning has been extremely well perceived and is now embraced nearly by the full industry. The re-ignition of the transformation, the innovation, and the growth has allowed us to structure new partnerships, to launch new products, and to enter in new customer segments. So again — thanks to all of you — we have been able to be successful in this second step.

The third step is starting really now. Meaning that in order to even accelerate what we have started in 2014, in order to convert what we have started, in order to really take the leadership of this industry, I felt that it was appropriate to find the right resources to do that. And the combination of Alcatel-Lucent with Nokia precisely give us the platform to do so, as Nokia is bringing in the party their wallets assets which is very complimentary to our own wallet asset in terms of size and scope.

And of course they are strong balance sheet — much stronger than ours — with a lot of cash which — let’s say — will allow us of course to continue the journey and potentially to do the additional (unintelligible) transactions which will need to strengthen some of the capabilities that are needed for our project moving forward. So that’s - have you see is a perfect match for Alcatel-Lucent and that really gives us the strongest platform of the industry moving forward.

So then I guess the second question that you might have after all what the company has said in the past few years is why is this merge going to be successful when — let’s say — we know that in previous times such merge have proven to be extremely difficult to deliver? I guess that this merge will be successful at least for three main reasons.

A merge to be successful need to respect three conditions. The timing has to be right, the governance has to be right, and the execution has to be right. And for the ones of you which were part of some previous merge, I guess - and I would argue that most likely timing, governance, and execution have been the missing piece of those previous rejections.

So for this one — timing wise — industry is shifting towards 5G, which requires new technology to be developed in terms of radio but as well as in terms of cloud, as well as in terms of IP in order to accommodate higher traffics. So - which means that it’s the right time to invest in new platforms and so to drive the platforms of the future.

Timing wise also, it is the right time because the two companies have now accomplished their turnarounds. This would not have been possible two years ago when Alcatel-Lucent was in a very difficult situation because you cannot put together two weak companies. The only way to succeed is to put together two strong companies, which is the case today. So timing wise I guess - and timing wise — sorry, last but not least — customer have also changed. They have consolidated themselves and now they expect to have strong partners in order to help them to achieve their own conditions. So timing wise I guess that we are really in the right spot.

From a governance point of view, it’s clear that we have to recognize that in this merge one of the two constituents of the merge — Nokia — is of a bigger size than the other — Alcatel-Lucent — even if the two will contribute extensively to this deal. And so it’s natural for the bigger one to get — let’s say — some kind of ownership of this project in terms of governance. I don’t believe in what people try to present as merger of equals. It never works. It only creates frustration, politics, and bad governance. Remember what has happened to Alcatel-Lucent.

In this case - so the governance is pretty crystal clear, meaning that the chairman of the company will be the chairman of Nokia and the CEO of the company will be Rajeev, the CEO of Nokia. So full alignment. People which are — let’s say — used to working together - I know both of them, they are extremely good. They know the industry and they will be strong leaders for the company.

Then of course the management of the group will be made of people coming from both companies. So I guess that this will prove to be the right combination. I’ve said since day one when we entered in those discussions that it was my recommendation — even if it means that at one stage I will have to step down from the company — but let’s say that I get the interest of the company has to be put up front before the ego of anyone and of course the ego of the CEO.

Third is execution. There again I think that both companies — Nokia and Alcatel-Lucent — have proven in the past few years their ability to execute big transformation. We know how to do that. And so in the next coming days we will appoint integration leaders on both sides. We want to go fast, we want to be clear, we want — let’s say — to remove uncertainty as quickly as possible in order for all of us to know what will be next on an individual basis. So that’s why I strongly believe that this merge will be successful and — let’s say — to the opposite on previous ones.

Once all that will be achieved, I guess that for the complementarities of both companies, we will have built this amazing group made of more than 110,000 employees, more than 40,000 R & D professionals, and more than 42,000 service employees, a turnover of nearly 26 billion Euros, and let’s say of course serving all the big customers all around the world with a true leadership position in Iran, in (unintelligible), in IP — whether it’s core or transport — and in cloud.

So I guess there - it will be then time to be proud of this next achievement. What does it mean practically? What does it mean for the different stakeholders of this company? For the employees — for all of us — I guess that this deal is sign or a proof point of long term stability and growth. Despite all the good and tremendous work of the shift plan by all of you, our long term sustainability was still (unintelligible). With this deal, we will become stronger. It will give us critical mass and financial strength to grow and create a long term future for all of us. Moreover, it will give us a solid base to grow new sectors and to open new opportunities for all of us.

For our customers, I guess that it’s a deal which provide technology depth and operational scale, as well as financial strength, which is what is expected from our customers and I have being - already spoken with some of them during the day. I can tell you that they welcome this combination, which will really give them a solid partner for the long run.

From a governance point of view, I have already motioned it to you in terms of the way - the casting in terms of chairman and CEO. The headquarter of the company will be in Helsinki, but of course — let’s say — as we all know, our company is a very decentralized and distributed company, so we’ll keep functions all around the world.

Sequence, towered this new company is — let’s say — very clear. This transaction will be - will require 9 to 12 months to close, so we expect a closing first half of 2016 as a few legal barriers will have to be removed before the transaction can be closed. So which means that meanwhile we will have two major things to be done.

One which is until the deal is closed, the deal is not closed. That’s as we say in French ((Foreign Language Spoken)), meaning that it’s obvious. So which requires from all of us to continue to be focused on shift execution. We have devoted so much time, so much energy to put us in this space in order to be able to achieve this new adventure that we cannot take the risk not delivering shift which might jeopardize the combination that I have just presented. So that’s the first piece and I expect all of you to be extremely focused on the execution of shift.

So second of course we will have to prepare the next phase to prepare the next journey. And in order to do that — as I have already mentioned — we’ll appoint integration leaders, we start to work with our colleagues from Nokia in order to prepare the first day of the execution of — let’s say — of the merge. And - which will require from me to communicate to all of you what we can do during this period and what we cannot do during this period, you know, just to make sure that we respect our legal commitments.

So that’s what I wanted to share with you. I guess that I have a few minutes to take one or two questions if there are. I can’t expect that of course the day’s very special for all of you. Probably a bit emotional. That’s a big, big news that I am bringing on the table. I am extremely excited by this news because I strongly believe that it will drive a great future of the company. But I can expect that for all of you it’s still trigger rave different type of feelings.

So feel free to share one or two if needed tonight and then we’ll have plenty of time to reconnect with you and to give you the opportunity to come with — let’s say — more precise questions for what’s going to happen and of course for all of you individually. So I pause there, take a few questions, and then I will conclude.

Coordinator:	Thank you, Mr. Combes. Participants, we will now begin the question and answer session. If you would like to ask a question, please press star and then one. Please un-mute your phone and record your name clearly and slowly when prompted. Your name is required to introduce your question. To withdraw your request, press star and two. One moment, please, for the first question.

Woman:	Okay, so I’m going to take one we received by e-mail in the meantime. How will this merger affect major Alcatel-Lucent partnerships with — for example — HP, Accenture?

Michael Combes:	I of course will have to revisit all those partnerships, you know, just to make sure that they continue to make sense. Short term, no change. So we’ll continue as it is. I can tell you that I have already spoken with the CEO of Accenture; very keen to continue the partnership with us. You know that we have a two sided partnership with Accenture, one on operational delivery and one on growth engine. So very keen to continue on both sides. We’ll see whether it makes sense, but I guess can make a lot of sense.

HP I foresee also full continuity in this partnership. Nokia is already strong relations with HP, so I believe that it will be an even bigger partnership. But of course, we have to assess those, we have to discuss with our partners, and I will come back on this in due course.

Woman:	Thank you, Michael. Operator, do we have a question on line, please?

Coordinator:	Yes, ma’am, we do have one question in the queue and it comes from the line of (Marcus Thumb). Sir, your line is open.

(Marcus Thumb):	Thank you very much. I have a question with regard to research and development. Especially in Germany where Alcatel-Lucent can look back to a 215 year corporate history, I’m interested; can we reasonably expect that we will continue to grow Bell Labs as an important asset as such - as an important research and development center and as a center of innovation, which it has been since 1926? Can we reasonably expect this will continue, or do we need to foresee major changes in this part of the R & D landscape?

Michael Combes:	Well, I can tell you that — let’s say — having discussed that with Rajeev and I guess it was also part of the announcement that we have done, there is a clear intent from the new group to continue to strengthen our network research, which is done today in two different place, Bell Labs on our side and Nokia Future Networks on their side. The idea is to combine those two extremely powerful organizations and what has already been agreed is that the brand name for this combined organization will be Bell Labs, as Nokia recognized that the brand name is extremely powerful.

So that’s where we are at. Then of course we’ll have to assess the complimentarily of the work which is done in both organizations and to figure out where to push, where there might be — I don’t know — some overlaps or not, and where maybe we don’t have yet put enough money.

When I think — for example — about 5G, we will on our side be weak. I don’t know where they stand, so do we have enough with the combine? When I’m thinking about optics — which is more what you’re doing in Germany — they have no optics, so of course — let’s say — that’s something which will remain and there is no overlapping that’s in that space. So that’s the way we will have to assess each. But there is a clear willingness to drive Bell Labs moving forward - full combination of those two organizations.

(Marcus Thumb):	Thank you so much.

Woman:	Okay, operator, do we have another question online, please?

Coordinator:	At this time, ma’am, there are no further questions in the queue.

Woman:	Okay, so we’re going to take a last question by e-mail. For (Nicole) this time; what happens to the old ex-Lucent employee pension with the Nokia changes?

(Nicole):	The ex-Lucent pension - there is no plans at all to change any of the pension commitment that we have today in the organization. So I guess that’s an easy one.

Woman:	Thank you, (Nicole). So Michael.

Michael Combes:	So once again, thank you for having made you available tonight. As — let’s say — I have tried to convey to all of you during the day and that’s my last call of the day, this is one of the most impactful events in our industry since the last few years. This is a fantastic opportunity for Alcatel-Lucent. I am convinced that this is the right strategy to build a future of our company. We have spent the last few days with the X com and everyone is fully supportive of this move. I strongly believe that we are ready to embrace this new challenge. We have proven within Alcatel-Lucent our ability to reignite our company, to re-unlock progress within the company. So - which means that I expect all of you to be really greedy entering in this new project and to make it extremely, extremely successful.

I appreciate that this announcement may come with some uncertainty, which is natural and understandable. I have — let’s say — no doubt that in the next coming weeks we will remove progressively all those uncertainties in order for all of you to be able to embrace what I consider as — let’s say — the real fantastic future for Alcatel-Lucent. So I would like to let you tonight on those words, to wish you a good end of day, and — let’s say — I will be pleased to interact and speak with all of you in the next coming weeks and months to make sure that we position ourselves in the winning seat. Thank you. Bye-bye.

Coordinator:	And that concludes today’s conference. Thank you everyone for participating. You may now disconnect.

END

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the target annual run rate cost synergies for the combined company; expected customer reach of the combined company; expected financial results of the combined company; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined company and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this document are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This document is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The Registration Statement has not yet been filed with the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed or furnished, will be available free of charge at the SEC’s website (www.sec.gov).